Exhibit 99.2

December 12, 2024

Board of Directors

Winchester Bancorp, Inc.

Board of Trustees

Winchester Savings Bank

661 Main Street

Winchester, Massachusetts 01890

Re:	Plan of Mutual Holding Company Reorganization and Stock Issuance

Winchester Bancorp, MHC

Winchester Bancorp, Inc.

Winchester Savings Bank

Members of the Boards of Trustees and Directors:

All capitalized terms not otherwise defined in this letter have the meanings given such terms in the plan of mutual holding company reorganization and plan of stock Issuance (the “Plan”) adopted by the Board of Trustees of Winchester Savings Bank (the “Bank”). Pursuant to the Plan, when the stock offering is completed purchasers in the stock offering will own 43.0% of Winchester Bancorp, Inc.’s outstanding shares of common stock, Winchester Bancorp, MHC will own 55.0% of Winchester Bancorp, Inc.’s outstanding shares of common stock and a newly established charitable foundation will own 2.0% of Winchester Bancorp, Inc.’s outstanding shares of common stock.

We understand that in accordance with the Plan, subscription rights to purchase shares of common stock in Winchester Bancorp, Inc. are to be issued to: (1) Eligible Account Holders; (2) Tax-Qualified Employee Plans, including the Bank’s employee stock ownership plan (the “ESOP”); and (3) Employees, Officers, Directors, Trustees and Corporators. Based solely upon our observation that the subscription rights will be available to such parties without cost, will be legally non-transferable and of short duration, and will afford such parties the right only to purchase shares of common stock at the same price as will be paid by members of the general public in the community or syndicated offerings but without undertaking any independent investigation of state or federal law or the position of the Internal Revenue Service with respect to this issue, we are of the belief that, as a factual matter:

(1)	the subscription rights will have no ascertainable market value; and

(2)	the price at which the subscription rights are exercisable will not be more or less than the pro forma market value of the shares upon issuance.

Changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability and may materially impact the value of thrift stocks as a whole or Winchester Bancorp, Inc.’s value alone. Accordingly, no assurance can be given that persons who subscribe to shares of common stock in the subscription offering will thereafter be able to buy or sell such shares at the same price paid in the subscription offering.

Sincerely,

RP Financial, LC.

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